UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2016

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 12, 2016

Mizuho Financial Group, Inc.

By:	/s/ Junichi Shinbo
Name: Junichi Shinbo
Title: Managing Executive Officer / Group CFO

February 12, 2016

To whom it may concern:

Company Name:	Mizuho Financial Group, Inc.
Representative:	Yasuhiro Sato, President & CEO
Head Office:	1-5-5 Otemachi, Chiyoda-ku, Tokyo
Stock Code Number:	8411
(Tokyo Stock Exchange (First Section))

Announcement regarding Capital Ratio as of December 31, 2015

Mizuho Financial Group, Inc. hereby announces Capital Ratio as of December 31, 2015, based on “Consolidated Financial Statements for the Third Quarter of Fiscal 2015” disclosed on January 29, 2016, as shown in the appendix.

Contact:

Mizuho Financial Group, Inc.

Corporate Communications Division

Public Relations Department

Tel. 81-3-5224-2026

Appendix

Capital Ratio

	Consolidated			(%, Billions of yen)

Mizuho Financial Group International Standard	As of December 31, 2015	Change	As of March 31, 2015	As of September 30, 2015
(1) Total Capital Ratio	15.68	1.10	14.58	15.40
(2) Tier 1 Capital Ratio	12.50	1.00	11.50	12.42
(3) Common Equity Tier 1 Capital Ratio	10.30	0.87	9.43	10.17
(4) Total Capital	9,929.1	420.6	9,508.4	9,596.1
(5) Tier 1 Capital	7,915.2	414.9	7,500.3	7,742.3
(6) Common Equity Tier 1 Capital	6,521.9	368.7	6,153.1	6,338.8
(7) Risk weighted Assets	63,291.7	(1,900.2)	65,191.9	62,309.2
(8) Total Required Capital (7)X8%	5,063.3	(152.0)	5,215.3	4,984.7

	Consolidated				Non-Consolidated
Mizuho Bank International Standard	As of December 31, 2015	Change	As of March 31, 2015	As of September 30, 2015	As of December 31, 2015
(1) Total Capital Ratio	16.42	1.12	15.30	16.01	16.51
(2) Tier 1 Capital Ratio	13.21	1.08	12.13	13.06	13.11
(3) Common Equity Tier 1 Capital Ratio	11.00	0.58	10.42	10.83	10.85
(4) Total Capital	9,432.0	678.5	8,753.5	9,097.2	9,256.1
(5) Tier 1 Capital	7,588.4	645.3	6,943.1	7,420.5	7,353.0
(6) Common Equity Tier 1 Capital	6,318.8	353.0	5,965.7	6,151.9	6,081.0
(7) Risk weighted Assets	57,420.6	218.7	57,201.8	56,790.8	56,045.6
(8) Total Required Capital (7)X8%	4,593.6	17.4	4,576.1	4,543.2	4,483.6

	Consolidated				Non-Consolidated
Mizuho Trust & Banking International Standard	As of December 31, 2015	Change	As of March 31, 2015	As of September 30, 2015	As of December 31, 2015
(1) Total Capital Ratio	20.16	0.95	19.21	21.13	20.54
(2) Tier 1 Capital Ratio	18.11	1.43	16.68	19.10	18.50
(3) Common Equity Tier 1 Capital Ratio	18.11	1.44	16.67	19.06	18.50
(4) Total Capital	497.6	(14.0)	511.6	502.1	503.5
(5) Tier 1 Capital	446.8	2.4	444.4	453.8	453.7
(6) Common Equity Tier 1 Capital	446.8	2.7	444.1	452.9	453.7
(7) Risk weighted Assets	2,467.2	(196.1)	2,663.4	2,376.1	2,451.5
(8) Total Required Capital (7)X8%	197.3	(15.6)	213.0	190.0	196.1